UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

R1 RCM Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, New York 10019

(212) 720-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons CoyCo 1, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 124,910,408
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 124,910,408

(11)	Aggregate amount beneficially owned by each reporting person 124,910,408
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 29.8%*
(14)	Type of reporting person (see instructions) PN

*

Based on 419,308,156 shares of common stock (the “Common Stock”) of R1 RCM Inc. (the “Issuer”) outstanding as of November 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 4, 2023 (the “10-Q”).

(1)	Names of reporting persons CoyCo 2, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,075,180
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,075,180

(11)	Aggregate amount beneficially owned by each reporting person 11,075,180
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.6%*
(14)	Type of reporting person (see instructions) PN

*	Based on 419,308,156 shares of Common Stock outstanding as of November 30, 2023, as reported by the Issuer in the 10-Q.

(1)	Names of reporting persons CoyCo GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.4%*
(14)	Type of reporting person (see instructions) OO

*	Based on 419,308,156 shares of Common Stock outstanding as of November 30, 2023, as reported by the Issuer in the 10-Q.

(1)	Names of reporting persons New Mountain Partners V (AIV-D), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.4%*
(14)	Type of reporting person (see instructions) PN

*	Based on 419,308,156 shares of Common Stock outstanding as of November 30, 2023, as reported by the Issuer in the 10-Q.

(1)	Names of reporting persons New Mountain Investments V, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.4%*
(14)	Type of reporting person (see instructions) OO

*	Based on 419,308,156 shares of Common Stock outstanding as of November 30, 2023, as reported by the Issuer in the 10-Q.

(1)	Names of reporting persons New Mountain Capital, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.4%*
(14)	Type of reporting person (see instructions) OO

*	Based on 419,308,156 shares of Common Stock outstanding as of November 30, 2023, as reported by the Issuer in the 10-Q.

(1)	Names of reporting persons New Mountain Capital Group, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.4%*
(14)	Type of reporting person (see instructions) PN

*	Based on 419,308,156 shares of Common Stock outstanding as of November 30, 2023, as reported by the Issuer in the 10-Q.

(1)	Names of reporting persons NM Holdings GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.4%*
(14)	Type of reporting person (see instructions) OO

*	Based on 419,308,156 shares of Common Stock outstanding as of November 30, 2023, as reported by the Issuer in the 10-Q.

(1)	Names of reporting persons Steven B. Klinsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 135,985,588
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 135,985,588

(11)	Aggregate amount beneficially owned by each reporting person 135,985,588
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 32.4%*
(14)	Type of reporting person (see instructions) IN

*	Based on 419,308,156 shares of Common Stock outstanding as of November 30, 2023, as reported by the Issuer in the 10-Q.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 1, 2022, as amended on October 3, 2023 and February 7, 2024 (collectively, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Statement”), with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and supplemented by adding the following:

The Reporting Persons and their affiliates have not obtained any financing commitment or agreed to any financing terms regarding the transactions contemplated by the Draft Proposals (as defined below). Any third party financing for the transactions contemplated by the Draft Proposals remains subject to negotiation, and the Reporting Persons and their affiliates can provide no assurances that they will be able to negotiate definitive agreements or obtain financing on terms acceptable to them.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following:

On January 26, 2024, CoyCo 1, L.P. and CoyCo 2, L.P. (collectively, the “Investors”) submitted a request to the Issuer for a waiver of the standstill restrictions contained in the Investor Rights Agreement in order to permit one or more affiliates of the Investors to consider making a proposal to acquire all of the outstanding shares of the Issuer’s Common Stock not owned by the Investors and requested a response from the Issuer by no later than January 31, 2024 (the “January 26 Waiver Request”). The January 26 Waiver Request attached a form of proposal which included, among other things, a proposed purchase price of $13.75 per share in cash (the “January 26 Draft Proposal”).

The Issuer indicated to the Investors that it did not intend to take action on the January 26 Waiver Request, but asked that affiliates of the Investors engage in good faith discussions with representatives of TCP-ASC ACHI Series LLLP (“TCP-ASC”) regarding a potential transaction with the Issuer. As requested, representatives of affiliates of the Investors have been engaged in good faith discussions with representatives of TCP-ASC throughout the past several weeks, including multiple in-person meetings and discussions covering the following topics:

•	valuation and relative capital contribution;

•	transaction sources and uses and pro forma capital structure;

•	potential governance constructs, including specific approval rights, board configurations and other joint ownership provisions; and

•	opportunities for the Issuer in a privately held setting.

While there is not final agreement on terms as of this date, these discussions remain ongoing and there is active dialogue to enable alignment. The Investors believe that it is in the best interests of the Issuer, its customers and employees and the unaffiliated stockholders to accelerate a process whereby the board of directors of the Issuer, through a special committee, can do the work necessary to consider strategic alternatives, including the possibility of a transaction supported by New Mountain Capital, L.L.C. and the Investors (with or without participation by TCP-ASC). Therefore, on February 26, 2024, the Investors submitted a request to the Issuer for a waiver of the standstill restrictions contained in the Investor Rights Agreement, including (i) as the Investors may be deemed to have formed a group with TCP-ASC as a result of the discussions requested by the Issuer, a waiver of the restrictions on formation of a “group” (within the meaning of the Act and the rules of the Securities and Exchange Commission thereunder) with each of TCP-ASC (and/or its affiliates) and (ii) to make a proposal (with or without TCP-ASC) to acquire all of the outstanding shares of the Issuer’s Common Stock not owned by the Investors or any other group members (the “February 26 Waiver Request”). The February 26 Waiver Request attached a form of proposal which included, among other things, a proposed purchase price of $13.75 per share in cash and did not require the participation of any other existing stockholders (the “February 26 Draft Proposal” and, together with the January 26 Draft Proposal, the “Draft Proposals”).

The Reporting Persons and their affiliates are currently engaged in ongoing discussions with TCP-ASC and expect to engage in discussions and negotiations with other existing stockholders and potential financing sources. The Reporting Persons and their affiliates have not reached any agreement or understanding with any other person (including TCP-ASC) regarding the transactions contemplated by the Draft Proposals. Accordingly, the Reporting Persons disclaim the formation of any group at this time.

No assurances can be given that a definitive agreement will be reached or that the transaction contemplated by the Draft Proposals will be consummated. The Reporting Persons and their affiliates reserve the right to modify the Draft Proposals at any time. Subject to the restrictions set forth in the Investor Rights Agreement, as modified by the January 26 Waiver Request and the February 26 Waiver Request, the Reporting Persons and their affiliates reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time. Subject to the restrictions set forth in the Investor Rights Agreement, as modified by the January 26 Waiver Request and the February 26 Waiver Request, if the transaction contemplated by the Draft Proposals is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the February 26 Waiver Request and the February 26 Draft Proposal do not purport to be complete and are subject to, and qualified in their entirety by, reference to the full text of the February 26 Waiver Request, which is attached hereto as Exhibit 6.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b) The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock are based on based on 419,308,156 shares of Common Stock outstanding as of November 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 4, 2023.

(c) None of the Reporting Persons has effected any transaction in the shares of Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit No.	Description

1.	Joint Filing Agreement (filed with the Original Schedule 13D on July 1, 2022).

2.	Transaction Agreement and Plan of Merger, dated as of January 9, 2022 among the Issuer, New R1, R1 Merger Sub and CoyCo 1 and CoyCo 2 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2022).

3.	Investor Rights Agreement. Dated June 21, 2022, by and among the Issuer, Coyco 1, L.P. and Coyco 2, L.P. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 21, 2022).

4.	Second Amended and Restated Registration Rights Agreement between the Issuer, Old R1, TCP-ASC ACHI Series LLLP, IHC Health Services, Inc., LifePoint Health, Inc., Coyco 1, L.P. and Coyco 2, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 21, 2022).

5.	Amendment No. 1 to the Investor Rights Agreement, dated as of February 5, 2024, by and among the Issuer, Coyco 1, L.P. and Coyco 2, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 6, 2024).

6.	Waiver Request, dated February 26, 2024.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: February 26, 2024

CoyCo 1, L.P.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo 2, L.P.; By its General Partner CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

CoyCo GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Vice President

New Mountain Partners V (AIV-D), L.P.; By its General Partner New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Investments V, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

New Mountain Capital Group, L.P.; By its General Partner NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

NM Holdings GP, L.L.C.

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Signatory

Steven B. Klinsky

/s/ Steven B. Klinsky